Mail Stop 3561

August 23, 2007

Mr. Robert P. Gasparini, President
NeoGenomics, Inc.
12701 Commonwealth Drive, Ste. 9
Fort Myers, FL 33913

> **Re:** **NeoGenomics, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 333-72097**

Dear Mr. Gasparini:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 26

1.   We note that your revenue and accounts receivable are recorded net of a contractual allowance. Please expand your disclosures to include the following:

- For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

- Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on your financial position and operations.

- Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

- If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Notes to Consolidated Financial Statements

Note E – Incentive Stock Options and Awards, page 61

2.   It appears you are determining future volatility based on a three month period prior to the grant date and not historical or implied information over the expected term of the option. The does not appear to be consistent with the guidance in paragraph (A32) of SFAS No. 123(R) and SAB Topic 14D. Please advise or revise.

Note G – Other Related Party Transactions, page 66

3.   We note in March 2005 you refinanced the existing revolving credit facility with Aspen to increase the credit facility from $740,000 to $1.5 million. As part of this transaction you issued a warrant to purchase 2,500,000 shares of common stock to Aspen which was recorded as a $131,337 discount to the credit facility. Please provide a detailed

discussion of how the value of the warrants was determined (including the assumptions utilized). Please note that when equity instruments are issued to secure borrowing capacity (i.e., revolving note, line of credit) the full fair value of the equity instruments should be charged to debt issue costs and amortized over the term of the loan.

4.   We note that in January 2006 you entered into a binding letter agreement with Aspen which extended the maturity date of the credit facility, increased the credit facility by $200,000 and allowed Aspen to purchase an additional $200,000 of restricted common shares. As compensation for each of these modifications, you issued Aspen a total of 900,000 additional warrants to purchase shares of your common stock. Please tell us how you accounted for the modification to the credit facility and cite the specific authoritative literature you utilized to support your accounting treatment.

5.   It appears that the exercise price of the 2,500,000 warrants issued in March 2005 was modified from $0.50 to $0.31 in January 2006. Please provide a detailed discussion of how this modification was accounted for in accordance with the guidance of paragraph (51) of SFAS No. 123(R).

6.   We noted several issuances of warrants as compensation for the modification of existing agreements. Please expand your disclosure here to describe all of the material terms of the warrants, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.

Note H – Equity Financing Transactions, page 68

7.   It appears that the fees associated with Standby Equity Distribution Agreement with Cornell Capital Partners were paid with equity instruments. Please provide a detailed discussion of how you determined the fair value of the equity instruments. In addition, it does not appear that these fees paid with shares of common stock were shown as a non-cash financing activity in your consolidated statement of cash flows on page 48. Please clarify and revise.

Note I – Subsequent Events, page 70

8.   We noted that in April 2007 you entered an agreement regarding the formation of a joint venture Contract Research Organization. Please provide a detailed discussion on how you have accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies